Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1   Name and Address of Company
BELLUS Health Inc. (the “Company”)
275 Armand-Frappier Blvd.
Laval, Quebec
H7V 4A7
Item 2   Date of Material Change
December 17, 2008
Item 3   News Release
On December 17, 2008, a press release was issued from Laval, Québec and disseminated by CNW Telbec.
Item 4   Summary of Material Change
The Company announced that it has provided formal notice to the NASDAQ Stock Market of its intention to voluntarily delist its common stock from the NASDAQ Capital Market.
Item 5   Full Description of Material Change
5.1	Full Description of Material Change
On December 17, 2008, the Company announced that it has provided formal notice to the NASDAQ Stock Market of its intention to voluntarily delist its common stock from the NASDAQ Capital Market. The decision was taken in light of the continuing, extreme short-term volatility in current conditions in the financial markets and, accordingly, in the Company’s market value. The Company expects that it will file a Form 25 with the Securities and Exchange Commission and NASDAQ on or about December 29, 2008, with delisting of its common stock to take effect ten days thereafter. The Company’s listing on the Toronto Stock Exchange will not be affected by this action. The Company will continue to be subject to the filing and other obligations of the U.S. securities laws applicable to non-U.S. reporting companies during 2009.

Having received the consent of the holders of over a majority in value of the Company’s $42,085,000 aggregate principal amount of 6% convertible senior notes issued in November 2006 (the “Notes”), the Company amended the trust indenture governing the Notes, so as to permit delisting from NASDAQ. The First Amendment to Indenture dated as of December 15, 2008 was filed on SEDAR at www.sedar.com.
As previously announced, the Company received a Deficiency Letter dated December 1, 2008, from the NASDAQ Staff stating that, for 10 consecutive trading days, the market value of the Company’s listed securities had been below the minimum $35,000,000 requirement for continued inclusion on the NASDAQ Capital Market under Marketplace Rule 4310(c)(3)(B).
5.2 Disclosure for Restructuring Transactions
N/A
Item 6   Reliance on subsection 7.1(2) of National Instrument 51-102
This report is not being filed on a confidential basis.
Item 7   Omitted Information
N/A
Item 8   Executive Officer
Dr. Lise Hébert
Vice-President, Corporate Communications
450.680.4570
Item 9   Date of Report
December 17, 2008